February 7, 2014

H. Roger Schwall

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	EPL Oil & Gas, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 7, 2013
File No. 001-16179

Dear Mr. Schwall,

Please refer to your letter dated December 19, 2013 (the “Comment Letter”) regarding the EPL Oil & Gas, Inc.’s Form 10-K for the fiscal year ended December 31, 2012 (our “2012 Form 10-K”).  On January 21, 2014, we responded in writing to the Comment Letter.  On February 3, 2014, Neel Fallis and I discussed our written response with John Hodgin by telephone, and Mr. Hodgin requested additional information. This letter provides the additional information that Mr. Hodgin requested.

In reference to our response to comment 3 of the Comment Letter, Mr. Hodgin requested information concerning PUDs converted to proved developed reserves during 2012 and the amount of related capital requirements.  During 2012, no material amounts of PUDs were converted to proved developed reserves.

In reference to our response to comment 8 of the Comment Letter, the Mr. Hodgin requested a brief explanation of significant extensions and discoveries in order to understand the change in reserves therefrom.  During the year ended December 31, 2012, our extensions and discoveries totaled 6.4 Mmbbls of oil and 10.2 Bcf of natural gas, or 8.1 Mmboe.  We had 23 total discoveries and extensions across 6 different properties, primarily within our West Delta (comprising 54%) and Ship Shoal 208 (comprising 28%) areas.  These discoveries and extensions added volumes ranging from 18 Mboe to 1.2 Mmboe each, with three exceeding 1.0 Mmboe each. We also acknowledge that our future filings will incorporate additional disclosure describing and characterizing the nature of our discoveries and extensions.

EPL OIL & GAS, INC.    201 ST. CHARLES AVENUE, SUITE 3400    NEW ORLEANS, LA 70170    (504) 569-1875

Acknowledgement

In connection with this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to me at (504) 569-1875.

Sincerely,

EPL Oil & Gas, Inc.

By: /s/ David P. Cedro

David P. Cedro
Senior Vice President, Chief Accounting Officer and
Corporate Secretary

cc:	Tiffany J. Thom
Angela Speight
J. Mark Metts, Sidley Austin LLP

EPL OIL & GAS, INC.    201 ST. CHARLES AVENUE, SUITE 3400    NEW ORLEANS, LA 70170    (504) 569-1875